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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F _X_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes___     No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Dirk Lohmann
                                                    Name: Dirk Lohmann
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date:  July 21, 2004

                           Converium Holding Ltd, Zug

Zug, Switzerland - July 20, 2004 - Converium deals with pre-IPO legacy issues in US Casualty business.

     o Converium's second quarter results to be impacted by a reserve strengthening for US casualty business and subsequent asset impairments on the balance sheet of Converium Reinsurance (North America) Inc.
     o    Pre-IPO legacy issues being dealt with
     o    Converium explores all options for maintaining strong capitalization
     o Second quarter results and further information to be provided on July 27, 2004

Converium's second quarter results will fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Reserves for these lines of business, in particular umbrella, professional liability and Excess & Surplus Lines casualty, will be bolstered by up to US$ 400 million. This reserve action triggers net impairments of up to US$ 289 million of Deferred Tax Assets and US$ 94 million of Goodwill in the balance sheet of Converium Reinsurance (North America) Inc.

On April 29, 2004 Converium announced that first quarter reported losses from prior year US casualty business had exceeded expected loss emergence. In the same press release, Converium also stated the expectation that the volatility of longer-tail risks was likely to persist for some time. This adverse loss reporting trend has continued and accelerated in the second quarter of 2004. Converium's decision to increase reserves at this time should be seen in the context of an ongoing reserve strengthening for prior years at US primary insurance companies, triggered, in part, by the increased pressure for enhanced disclosure.

In response to the loss developments observed in the last quarters, Converium has initiated additional reviews of the US casualty business in order to examine the adequacy of prior years' provisions from an integrated actuarial, underwriting and claims perspective. At this point in time these ongoing internal reviews indicate a potential overall reserve shortfall relating to Converium's US casualty business of up to US$ 400 million. In addition, Converium has commissioned a leading firm of consulting actuaries to conduct a comprehensive and detailed external review. The outcome of their analysis will be communicated before the end of August.

Dirk Lohmann, CEO, said: "I am personally leading this comprehensive review with the assistance of our actuarial team and members of the newly created Underwriting Technical Services team under Gary Prestia's leadership. Let me stress that I am absolutely determined to put an end to this US casualty reserving saga."

The CEO added: "Although the latest set of reserve increases is a disappointment for all stakeholders, our ongoing business is performing well and our franchise in the global reinsurance markets remains strong. We have a new and better business model and a strengthened management team. The problems of the past have been isolated and are being addressed. With the impairment of the Deferred Tax Asset and the Goodwill on the North American balance sheet, the last of the legacy issues from the old Zurich Re have been eliminated. Over the next few weeks we will explore all options for maintaining Converium's strong capitalization, including the raising of additional capital, in order to meet the objectives of our shareholders, clients, intermediaries and other stakeholders."

Martin Kauer, CFO, said: "The rating agencies and most investment analysts do not fully consider soft assets such as Deferred Tax Assets and Goodwill when evaluating the value of a company. They focus on the net tangible book value, which excludes these two balance sheet items. From an economic perspective the North American Deferred Tax Asset will no longer be on Converium's consolidated balance sheet; from a tax perspective, however, we may be able to offset any future profits against these tax losses, thus reducing significantly our future tax rate."

Further information will be provided on July 27, 2004 as part of Converium's quarterly reporting.

An Analyst and Media Conference Call will take place on Tuesday, July 20, 2004 from 12:00 to 13:00 p.m. CET, please call +41 (0) 91 610 5600 (Europe), +1 (1)
866 291 4166 (Toll Free USA only), +44 (0) 207 107 0611 (UK), +1 866 519 5086
(Toll Free Canada), +1 866 519 5087 (Toll Free Mexico) and quote "Converium".

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.



Enquiries:

Michael Schiendorfer                            Zuzana Drozd
Media Relations Manager                         Head of Investor Relations

michael.schiendorfer@converium.com              zuzana.drozd@converium.com
Phone:        +41 (0) 1 639 96 57               Phone:       +41 (0) 1 639 91 20
Fax:          +41 (0) 1 639 76 57               Fax:         +41 (0) 1 639 71 20

About Converium

Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 23 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our reserve position, the elimination of legacy issues from Zurich Re, loss reporting trends and our business plans. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters such as the September 11, 2001 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This document does not constitute, or form a part of, an offer, or solicitation of an offer, or invitation to subscribe for or purchase any securities of the Company.

www.converium.com